INVEST IN **POCKET PROPERTIES**

🏠 Real estate investing for everyone!



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Highlights

1. 🦄We're a completely bootstrapped company with in just 8 months our waitlist has grown on average 40% month over month!

1. 🦄We're a completely bootstrapped company with in just 8 months our waitlist has grown on average 40% month over month!

2. 📈 Traders have been buying fractional stocks since 2015, fractional real estate is just the next step!

3. 📲 We aim to make the most user-friendly fractional real estate trading platform.

4. ⛓ We're powered by Blockchain Technology, a unique edge in the fractional real estate market.

5. 💰 Approved by our lender to begin acquiring residential real estate.

6. 📱 Pocket Properties is on pace to launch our alpha fall of 2021!

7. 🏠 Our team has a background in real estate and securities trading, we know & use these products!

8. 💸Real Estate is how 90% of millionaires create their wealth, we plan to make it affordable it for
products!

8. 💸Real Estate is how 90% of millionaires create their wealth, we plan to make it affordable it for you!

Our Team



Joshua Rufolo

Josh is truly a seasoned businessman. He's successfully opened 11 direct sales offices throughout the country, while also starting a data management company. He specializes in sales management and business development.

> This idea was created after experiencing first hand the multiple barriers of entry in real estate investing ranging from cost to lack of knowledge. We wanted to address these issues in order to give everyone the ability to invest in real estate and build long term wealth. Our goal is to securitize and democratize the worlds real estate.



Marshal Singh



Marshal is an all around investor, specializing in real estate flips and options investing. He played a key role in creating Pocket Properties primary acquisition strategy.



Stanley Glover

Stanley developed his business acumen at a young age. He quickly advanced in sales by successfully recruiting and managing a team of 4. Upon departing he co-founded Throne Capital Group & Pocket Properties before the age of 22.



Craig Paris

Craig is a self taught coder who worked as team lead and developer for both Microsoft and Saleforce before joining the Pocket Properties team.



Zach Rinehardt

Zach is a Pennsylvania born entrepreneur, trader, & early cryptocurrency adopter. He is also an early user and adopter of fractional real estate, giving him the expertise to communicate Pocket Properties to our customers in the best way possible.



Scott Lennon

Scott Lennon is an experienced realtor, real estate investor, & the first investor in Pocket Properties. Scott grew then liquidated a massive portfolio of properties spanning the regions of Virginia.



Timothy Ryan

I've assisted 100's of early-stage startups from validation to raising capital. I'm transitioning to the angel investing role and have invested in 11 companies with Jason Calacanis' thesyndicate.com .



Jason MacDonald

Jason is a financial/investing content creator with a large following on YouTube & Twitter. He uses his platform to spread the message that "Everyone Can Invest". We are extremely excited to have him on our team!

It costs OVER $1 Million to retire..

If 90% of millionaires create & preserve their wealth through real estate shouldn't this market be more accessible?


POCKET PROPERTIES
Real Estate Investing For Everyone
Buy, sell, and trade fractional shares
of real estate for less than $10.
RENT

The global real estate market is valued at over $228 Trillion. In fact, real estate is the third-largest industry in the world 🌍

It's also the third fastest growing industry, following only healthcare and higher education. Real estate is also the second most powerful wealth creation tool next to a higher education 💰


PROBLEMS IN THE MARKET


Real Estate Investing has many barriers to entry, many that you may have personally experienced. We have solutions!
RENT
$$$
Illiquidity
Cost & Lack of Availability
Complex Knowledge

The Problem is very few people can actually participate in and take advantage of the growth and potential that real estate has to offer.

Meet Jeff, Jeff is 30 years old and has always wanted to start his real estate portfolio. He's really hungry to get into this incredibly lucrative and proven market.

However under the current landscape, the average millennial real estate investor's net worth is $1.4 Million. To put it simply, you need to be in the top 10% in terms of wealth to participate in the real estate markets‼️

Until Now...

We're introducing Pocket Properties. A mobile focused platform that allows people to buy, sell and trade fractional shares of real estate for less than $10🚀


A Platform where...
• Users can purchase fractional shares of real estate at a low cost.
• Pre-curated and professionally managed real estate assets are posted for purchase.
• A revolutionary data driven secondary market that allows for instant liquidity.
Passive Investing
Accessible Investing
Buy, Sell, and Trade
One of a Kind Solutions
We're democratizing real estate investing, now everyone can start building wealth building!

Pocket Properties democratizes real estate investing just like Robinhood democratized stock trading! Giving everyone AFFORDABLE access to the most powerful wealth creation tool.

Now Jeff can realize his dream of starting a real estate portfolio. He simply downloads the Pocket Properties App, sets up his profile and in minutes he's able to search our available properties. Once Jeff sees a property that he's interested in, he uploads funds and is able to purchase his first shares within seconds.

Jeff is just one of over 90 million people in our target market. Investors like Jeff have been buying and trading fractional shares of their favorite stocks on various trading platforms since 2015.

The introduction and acceptance of fractional shares has already changed the investing world as we know it and fractional shares of real estate are just the next step!


The Pocket Properties Advantage
First Mobile
Acquisitions, Availability, & Assets
Secondary Market


Ease of Use
Data
pocket properties
Design & Brand

Explore the early markup of our marketplace. Our finished product will resemble the user friendly brokerages we all know and love. Our goal is to make real estate investing a friendly, familiar, and passive experience.

Users will get to choose what payment methods they'd like. Being a blockchain powered company gives our users the ability to pay with standard currencies or their favorite cryptocurrency. It just depends on preference!


The Pocket Properties Experience
Users can track their hourly gains and losses, make bids, or sell thier shares.
Get the latest data
-Trade Volume
-Opening Highs & Lows
-Avg Share Purchase Price
-Rent Yields
-And Much More!
Dashboard
Search
RVA-GRST

Pocket Properties has several growth strategies to implement with the correct foundation in place. Our team is always thinking big picture!


Future Strategies & Impact
Fractionalized Mortgage
Commercial Real Estate
Emerging Markets
Instant Lending
Affordable Housing

In 8 months, we launched a small marketing campaign to test the waters. During that time, we've added more than 1900 members on our launch wait list and that list is growing on average 40% month over month!

Pocket Properties aims to generate revenue primarily through the tokenization of real estate assets sold on our platform but also through transaction fees generated from user trades much like a standard brokerage service. In fact, we already have a commitment for the first three properties to prove our minimum viable product.


Market Adoption
Awareness & Interest
Evaluation & Adoption

Illiquidity is a significant downside of owning real estate. Illiquidity occurs when a security or other asset cannot quickly be sold or exchanged for cash without a substantial loss in value. Illiquid assets are hard to sell quickly and tend to have wider bid-ask spreads, greater volatility, and as a result are a higher risk for investors.
investing is complex and requires a team to do it right. It often takes time, large amounts of capital, and is a very hands on process. You don't know what you don't know and in Real Estate, not knowing can cost you a lot of money.

Proof is in the pudding, the rapidly growing fractional asset space tells us the market is ready for fractional real estate!

Market Validation & Target Customer
Rally Rd
200,000 Users
Brought alternative fractional investments to the U.S. consumer and created a new level of liquidity in the market
*techcrunch.com
Fundrise
150,000 Users
Allows investors to gain more control over their eREIT portfolio.
*ideaREI.com
Total Addressable Market
115 Million People
Total market size of US adults that own securities.
Robinhood
13 Million Users
Created a platform where securities trading is accessible to everyone.
*financemagnates.com

Pocket Properties has a unique advantage in the emerging fractional real estate market. Our team is comprised of real estate, blockchain, securities trading, & team management experts.

We use fintech products and know what areas need special attention in order to create a real "**stock exchange for real estate**".

Competion

	Fundrise	Ground Floor	Real T	Pocket Properties
Property Availability	✓	✓	✗	✓
Non-Accredited Investors	✓	✗	✗	✓
Fractional Shares	✓	✓	✓	✓
Asset Liquidity	✗	✗	✓	✓
Everyday Prices	✗	✓	✓	✓
Simple & User Friendly	✓	✗	✗	✓
Regular Dividend Payments	✗	✗	✓	✓
Secondary Market	✗	✗	✓	✓

Our teams core leadership is comprised of experienced real estate investors with the knowledge to create unique solutions in the fractional real estate space!

Property Acquisition & Management Solutions
Acquisitions
Our property acquisition strategy includes sourcing opportunistic investments through our proprietary network of real estate wholesalers and agents. These types of investments include undervalued, under performing, & distressed assets. Through our agents we will also source turn-key properties from the MLS. (Because Pocket Properties is able to double the price of the asset when it is tokenized, we are still able to be profitable even when the property is not discounted)
Management
In order to insure that Pocket Properties and its staff are able to focus on sourcing assets and maintaining the Pocket Properties exchange. Pocket Properties will be partnering with Decentralized Property Management companies such as Hemlane and Appfolio who will over see all rental and maintenance activities for each property. These management fees will be deducted from the monthly rental income for the property. Typical fees will range form 1%-4% of the monthly rental payment

Our cfounders have backgrounds in real estate, blockchain, compliance, securities trading, & sales management. Stanley Glover have been working together since 2016 starting two businesses that have succeeded through sheer hard work and perseverance. Our development team is lead by a highly skilled CTO who's on product development teams for both Microsoft and Salesforce.

We also understand the wisdom that comes with experience. This is why we've established a seasoned group of advisors to lead us on the way.

With your help, we'll have a shot at making Pocket Properties the most innovative and effective platform for fractional real estate investors. **Then our customers and supporters can join the growing class of millionaires!**